December 23, 2022

Sonny Oh

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, PEA 1404

Dear Mr. Oh:

In response to comments given by you via telephone to Alex Andrzejewski December 21, 2022, the Trust has revised the disclosure in the Fund’s prospectus and statement of additional information. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Comment 1. Please revise the disclosure under Fees and Expense of the Fund, as follows: “Different intermediaries may impose different sales loads (please see Sales Charge Waivers on page 26 and Appendix A- Financial Intermediary Sales Charge Variations to this prospectus).

Response: The requested change has been made.

Comment 2. Please confirm that the subsidiary management fees, including performance fees, if any, are included in the management fees line item, and that the subsidiary’s expenses are included in the other expenses line item in the fee table.

Response: The Registrant so confirms.

Comment 3. Under footnote three to the fee table, please revise the disclosure as follows: “These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits at the time of waiver and recoupment”.

Response: The requested change has been made.

Comment 4. Please revise the following disclosure in Multi-Strategy Exposures: “The Fund may not invest more than 15% of its net assets, including those assets held in the Subsidiary, in illiquid investments. The Fund’s investments in certain derivative instruments involve the use of leverage.”

Response: The requested change has been made.

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If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla